SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File number 1-3247

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORNING INCORPORATED
INVESTMENT PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED

ONE RIVERFRONT PLAZA
CORNING, NY 14831

Documents filed as part of this report:

(a)                                  Index to financial statements filed as part of this report:

The Statement of Net Assets Available for Benefits as at December 31, 2003 and 2002, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 22, 2004.  The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)                                 Exhibits:

Exhibit 23.1- The consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CORNING INCORPORATED INVESTMENT PLAN

	By:	/s/ Deborah G. Lauper
Deborah G. Lauper
Chair
Benefits Committee
Date: June 28, 2004

Corning Incorporated

Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Corning Incorporated Investment Plan

Index

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule I:	Schedule of Assets (Held at End of Year) Form 5500 Schedule H, Item 4i

Note:                   Schedules required by CFR2520.103-800 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Corning Incorporated Benefits Committee and the
Participants in the Corning Incorporated Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corning Incorporated Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 22, 2004

Corning Incorporated Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

(in thousands of dollars)

	2003	2002

Assets
Interest in Corning Incorporated Master Investment Trust (Note 2)	$1,029,892	$767,359

Loans to participants	6,136	8,259
Net assets available for benefits	$1,036,028	$775,618

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

(in thousands of dollars)

Additions
Investment income
Interest in the Corning Incorporated Master Investment Trust, investment income (Note 2)	$313,807
Interest from participant loans	424
314,231
Contributions
Employer, net of forfeitures	5,022
Participant	34,597
39,619
Total additions	353,850
Deductions
Benefits paid directly to participants	92,743
Administrative expenses	697
Total deductions	93,440
Net increase	260,410

Net assets available for plan benefits
Beginning of year	775,618
End of year	$1,036,028

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

(in thousands of dollars)

1.                        Description of Plan

General

The following brief description of the Corning Incorporated Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit-sharing plan established in January 1967 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by the Corning Incorporated Benefits Committee (the “Committee”), which is appointed by the Board of Directors of Corning Incorporated (the “Company”).  The Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

Trustee and Recordkeeper

The Plan’s assets are held by JPMorgan Chase Bank (the “Trustee”), as trustee.  The recordkeeper is Mellon Human Resource and Investor Solutions.

Eligibility

The Plan covers all employees of the Company and participating subsidiaries who are not members of a union.  An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service.  Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged for administrative expenses.  Trustee and investment management fees are deducted from the earnings credited to participant’s accounts.  A flat monthly fee is charged to each participant’s account to subsidize administrative expenses of the plan and is determined by the plan administrator.  Administrative fees, such as investment management fees, are pro-rated among the investment funds as of the last business day of each month.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  Company contributions to the Plan are fully vested after three years of service.  All Company contributions become fully vested upon total and permanent disability, death or retirement.

Contributions - Employer

Depending upon date of hire or employee election, Company matching contributions will be determined under the following provisions:

1)              Employees hired on or after July 1, 2000 (and employees hired before July 1, 2000 who so elected) receive matching contributions that equal 100% of the first 2% of eligible pay contributed and 50% of the next 4% of eligible pay contributed, up to 6% of eligible pay.

2)              Certain employees hired before July 1, 2000 receive Company matching contributions as a percentage of a participant’s first 5% of eligible pay contributed according to years of service as of December 31 of the prior year as follows:

Less than 19 years of service	50%

19 but less than 24 years of service	75%

24 or more years of service	100%

3)              Effective January 1, 2003, the Company reduced its contributions to the Corning Incorporated Investment Plan by 2.5% of eligible pay.  This applies to all participants except union-free hourly participants.  If a participant is entitled to receive both matching and the supplemental contribution, the 2.5% reduction shall be made proportionally between the two contributions.  Effective January 1, 2004, the plan provision adopted in 2003 prescribing a 2.5% of pay reduction in Company contributions was eliminated.

With respect to all employees eligible to participate in the Plan and covered by the service-based match described above, beginning in January of the year the participant is expected to reach ten years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on the employee’s pay frequency) a supplemental contribution to the Corning Common Stock Fund, an amount equal to 1.175% of such employee’s compensation.  Employees hired on or after July 1, 2000 do not receive the supplemental contribution.

All Company contributions are invested in the Corning Common Stock Fund.  Effective January 1, 2003, participants may transfer Company contributions and associated earnings into any other plan fund.  At December 31, 2002, the Corning Common Stock Fund contained net assets of approximately $62,954, that were nonparticipant directed as a result of the accumulation of matching contributions made by the Company and the related earnings on those contributions.

Forfeiture credits of $1,638 were used to reduce employer contributions in 2003.  As of December 31, 2003, the amount of forfeitures available to reduce future employer contributions to this plan and the other plan sponsored by the Company with a specific interest in the Corning Incorporated Master Investment Trust (Note 2) is $550.

Contributions - Participants

Generally, participants may contribute up to 20% of their eligible salary on a before-tax basis, after-tax basis or any combination of the two, to the Plan.  Prior to October 1, 2003, contributions of highly compensated participants were limited to 1% to 11% of their base salary before tax, and 1% to 4% of their base salary after tax, not to exceed 15% in total.  The maximum amount a participant can contribute to the Plan on a before tax basis is $12 per year in 2003 as adjusted by the Internal Revenue Code (“IRC”).

Fund Transfers

Participants are allowed to transfer their accumulated contributions between funds.  Starting January 1, 2003, the Plan was amended to allow participants to transfer Company contributions into and out of the Corning Common Stock Fund without restriction.  This change applied to all Company contributions made to Plan accounts, regardless of participant age and vesting status.

Payment of Benefits

Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant’s death or other termination of employment.  A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals.  The Plan also provides for withdrawals by participants prior to termination.  As of December 31, 2003 and 2002, there were 6,199 and 6,353, respectively, terminated and retired participants in the Master Trust with a total vested account balance of $593,515 and $379,819, respectively.

Participant Loans

Participants are eligible to obtain loans from the Plan.  Loans are limited to one loan with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years.  The maximum amount of any loan is the lesser of one-half of the vested account balance or $50 (with a $1 minimum).  The interest rate on a loan is the prime rate plus 1% on the last business day of the month before the request for a loan.  Also, participants are charged a loan fee which reduces the loan proceeds.

2.                        Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

Reclassifications

Certain amounts for 2002 have been reclassified to conform to the 2003 presentation.

Basis of Allocation from the Corning Incorporated Master Investment Trust

The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the “Master Trust”) in which another plan sponsored by the Company also participates.  The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers, and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2003 and 2002, the Plan’s percentage interest in the net assets of the Master Trust was approximately 81% and 84%, respectively.

Valuation of Master Trust Investments

Master Trust investments in mutual and collective trust funds are recorded at fair value based upon the net asset value announced by the fund on the last business day of the year.  Investment contracts are valued at contract value, representing contributions made plus interest at the contract rate, less funds withdrawn and administrative expenses.  There are no reserves against contract values for credit risk of the contract issuers or otherwise.  Investment contracts are fully benefit-responsive.  The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value.  At December 31, 2003 and 2002, investment contracts held by the Master Trust were $421,447 and $ 450,684, respectively, at contract value.  The contract values approximate fair value.  The average yield and crediting interest rates were approximately 6% for 2003 and 7% for 2002.  The crediting interest rates are based on a formula agreed upon with the issuers.

Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Unrealized gains and losses represent the difference between the cost and fair value of securities.

Valuation of Participant Loans

Participant loans are valued at cost plus accrued interest which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s investment securities are exposed to various risks, such as changes in interest rates and market returns.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

3.                        Investments

Participants who contribute to the Plan may elect to have their contributions invested among various alternatives offered, as indicated below:

•                  Stable Value Fund

•                  Vanguard Total Bond Market Index Fund

•                  Vanguard Balanced Index Fund

•                  Fidelity Equity-Income Fund

•                  Vanguard Institutional Index Fund

•                  Fidelity Contrafund

•                  Fidelity Blue Chip Growth Fund

•                  Fidelity Low-Price Stock Fund

•                  Vanguard Small-Cap Index Fund

•                  Fidelity Mid-Cap Stock Fund

•                  Vanguard Explorer Fund

•                  Fidelity Diversified International Fund

•                  Corning Common Stock Fund

Stable Value Fund

The Stable Value Fund is invested in a diversified portfolio of high quality, fixed income investments.  These investments include Guaranteed Investment Contracts issued and guaranteed by insurance companies and U.S. Government agency investments.  The Stable Value Fund seeks to provide a stable rate of return with safety of principal and liquidity as primary objectives.

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund seeks a high level of interest income with low-to-moderate variability of returns by investing in U.S. Treasury, federal agency, mortgage-backed and high-quality corporate bonds.

Vanguard Balanced Index Fund

The Vanguard Balanced Index Fund seeks income and long-term growth by investing approximately 60% in equity and 40% in bonds, based on the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index.

Fidelity Equity-Income Fund

The Fidelity Equity-Income Fund seeks reasonable income and the potential for capital appreciation by investing primarily in income-producing equity, which tends to lead to investments in large-company equities.

Vanguard Institutional Index Fund

The Vanguard Institutional Index Fund seeks to mirror the performance of the overall stock market by investing in the companies that make up the Standard & Poor’s Index of 500 Common Stocks.

Fidelity Contrafund

The Fidelity Contrafund seeks high earnings with high variability of returns by investing in stocks of medium and some small and large companies that show signs of improving financial performance or whose stocks may be undervalued.

Fidelity Blue Chip Growth Fund

The Fidelity Blue Chip Growth Fund seeks long-term growth of capital by investing primarily in common stocks of well-known and established companies with capitalization of generally $200 million or more.

Fidelity Low-Price Stock Fund

The Fidelity Low-Price Stock Fund seeks capital appreciation by investing primarily in low-priced common stocks, which can lead to investments in small-company and medium-company equities.

Vanguard Small-Cap Index Fund

The Vanguard Small-Cap Index Fund seeks long-term growth of capital with high variability of returns by investing in small company stocks.

Fidelity Mid-Cap Stock Fund

The Fidelity Mid-Cap Stock Fund seeks long-term growth of capital by investing primarily in medium-company equities.

Vanguard Explorer Fund

The Vanguard Explorer Fund seeks long-term growth of capital by investing in a diversified group of small-company equities with prospects for above-average growth.

Fidelity Diversified International Fund

The Fidelity Diversified International Fund seeks capital growth by investing primarily in non-U.S. securities, mainly common stock of companies with capitalization of $100 million or more.

Corning Common Stock Fund

The Corning Common Stock Fund seeks high earnings with high variability of returns by investing in common stock of the Company.

The number of participants contributing to each fund category at December 31 was as follows:

	2003	2002

Fixed Income Funds	1,874	2,809
Mutual Funds	14,189	18,510
Corning Common Stock Fund	2,376	3,328

As many eligible employees participate in more than one fund and since terminated and retired employees are included as plan participants during the year, but not at year end, the total number of participants in the Plan differs from the number of participants shown above.  For 2003 and 2002, Plan active and terminated participants totaled 9,795 and 11,976, respectively.

The following presents the Master Trust’s investments at December 31:

	2003	2002

Fixed Income Funds	$401,922	$451,601
Mutual Funds	410,421	293,022
Short-Term Investment Funds	25,828	29,843
Corning Common Stock	429,456	140,898
	$1,267,627	$915,364

Investments that represent 5% or more of net assets available for benefits as of December 31, 2003 and 2002 were the Plan’s interest in the Master Trust.

During 2003, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $377,706, as follows:

Mutual Funds	$83,134
Corning Common Stock	294,572
$377,706

During 2003, the Master Trust’s investments earned interest and dividends in the amount of $31,882.  For 2003, investment expenses totaled $962.

4.                        Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all amounts credited to participants’ accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

5.                        Tax Status

The Plan received a favorable determination letter dated November 5, 2003 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.                        Subsequent Events

Effective January 1, 2004, participants of the Corning Cable Systems Investment Plan and Corning Cable Systems Retirement Plan (the “CCS Plans”) became eligible to participate in the Plan.  On February 2, 2004, the assets of the CCS Plans were merged into the Plan.

Effective January 1, 2004, the Plan was amended to limit employees’ elections to invest future contributions into the Corning Common Stock Fund.  The maximum investment direction election under this new restriction is 20%.

Effective January 1, 2004, the Plan was amended to enable participants whom have participated in the Plan for at least 12 months to take non-hardship withdrawls prior to attaining age 59 1/2.

Effective January 1, 2004, the Plan was amended to prohibit the transfer of amounts invested in other Plan investment funds to the Corning Common Stock Fund.

The Plan was amended effective July 1, 2004 to permit employees who will have attained age 50 or older during a given year to contribute additional before-tax amounts up to the prescribed IRC limitation for “catch-up contributions.”

In addition, the Plan was amended effective July 1, 2004 to add the Vanguard Inflation-Protected Securities Fund as an additional investment alternative for all participants.

Corning Incorporated Investment Plan Schedule of Assets (Held at End of Year) Form 5500 Schedule H, Item 4i December 31, 2003	Schedule I

(in thousands of dollars)

	(b)	(c)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d)
(a)			Current Value

	Participant loans	Various maturities and interest rates ranging from 5.00% - 10.50%	$6,136
$6,136